[Milbank Letterhead]

May 25, 2010
VIA EDGAR AND HAND DELIVERY
Peggy Kim
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3628

Re:	Towers Watson & Co. Amendment No. 1 to Schedule TO-I filed May 21, 2010 Schedule TO-I filed May 17, 2010 File No. 005-85207
Dear Ms. Kim:
     On behalf of Towers Watson & Co. (the “Company”), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), dated May 21, 2010, setting forth comments to the Schedule TO-I filed May 17, 2010 (the “Schedule TO”) and related Offer to Exchange dated May 17, 2010 (the “Offer to Exchange”), each of which was filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on May 17, 2010. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. Any terms not defined herein shall have the meanings set forth in the Offer to Exchange.

Peggy Kim
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission

Schedule TO
General
1.	We note that you are offering to exchange up to all of the shares of Class B-1 Common Stock for unsecured subordinated notes and that you are required to file periodic reports pursuant to Section 15(d) of the Exchange Act. Refer to the Form S-4 (333-161705) which registered the offering of the Class B-1 Common Stock in connection with your recent merger. Please advise us of the applicability of Rule 13e-3 to this tender offer.
     We do not believe that Rule 13e-3 applies to the Offer because the Offer is not a transaction that has an “effect” as set forth in Rule 13e-3(a)(3)(ii). Rule 13e-3(a)(3)(ii)(B) does not apply because the Class B-1 Common Stock is not publicly listed on a national securities exchange. Rule 13e-3(a)(3)(ii)(A) does not apply because the Class B-1 Common Stock is neither currently registered under Sections 12(b) or 12(g) of the Exchange Act nor currently subject to reporting obligations under Section 15(d) of the Exchange Act. Accordingly, the Offer does not have a reasonable likelihood or a purpose of producing, either directly or indirectly, (i) any class of equity securities of Towers Watson, which is subject to Section 12(g) or Section 15(d) of the Exchange Act, to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or (ii) the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6, or suspension under Rule 12h-3 or Section 15(d).
     First, the Class B-1 Common Stock is not currently a security registered under Section 12(g) of the Exchange Act. As a result, the Class B-1 Common Stock is not currently, and would not as a result of the Offer be, eligible for termination under Rule 12g-4 of the Exchange Act. As noted in your comment, upon consummation of the “merger of equals” between Towers Perrin and Watson Wyatt, Towers Watson issued shares of Class B-1 Common Stock to Towers Perrin shareholders on the Form S-4 referenced above. At the same time, on January 4, 2010, Towers Watson also filed a Registration Statement on Form 8-A to register the shares of Class A Common Stock under Section 12(b) of the Exchange Act. No other securities, including any class of the Class B Common Stock, were registered or required to be registered on that Form 8-A under either Sections 12(b) or 12(g) of the Exchange Act.
     Second, with respect to Section 15(d) of the Exchange Act, because the shares of Class A Common Stock were and continue to be registered under Section 12(b) of the Exchange Act, Towers Watson’s reporting obligations under Sections 12(g) and 15(d) have been and continue to be suspended until such time as the Class A Common Stock is no longer registered under Section 12(b) of the Exchange Act1.

Peggy Kim
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission

As a result, any reporting obligations under Section 15(d) in connection with the Class B-1 Common Stock are already suspended and the consummation of the Offer will not result in any change in this fact. In other words, the Offer will not have the “effect” as set forth in Rule 13e-3(a)(3)(ii) of terminating the reporting obligations with respect to such class under Section 15(d).
     In the alternative, even if we were to assume that Section 15(d) currently applies to the Class B-1 Common Stock, we believe that the Offer would not suspend Towers Watson’s reporting obligations with respect to the “class” of securities under Section 15(d). Currently, all of the holders of the Class B-2, B-3 and B-4 Common Stock are identical and represent approximately 86% of the record holders of the Class B-1 Common Stock (which is well in excess of 500 holders). As a result, we believe that solely for purposes of Towers Watson’s reporting obligations under Section 15(d), there is a reasonable argument that the Class B-1 Common Stock and the remaining classes of Class B Common Stock (i.e., the Class B-2, B-3 and B-4) are the same “class” with substantially similar characteristics that afford holders thereof with substantially similar rights and privileges2. In this context, the Offer would not suspend any reporting obligations under Section 15(d), if applicable, with respect to the shares of Class B-2, B-3, and B-4 Common Stock, and as a result, the holders of the Class B-1 Common Stock would still enjoy the privilege of Towers Watson filing reports under Section 15(d) of the Exchange Act regardless of the “effect” of the Offer.
Offer to Exchange
Conditions to Completion of the Offer, page 37
2.	We note the reference to “acceptance” in the first sentence. Please note that the date of acceptance is not the same as the expiration date. Since all conditions of the offer, other than those dependent upon the receipt of necessary government approvals must be satisfied or waived before the expiration of the offer, please revise the reference to “acceptance” in the first sentence.
     As requested by the Staff, Towers Watson will revise the reference to “acceptance” in the first sentence.
* * *

[1]	As noted in Section 15(d) of the Exchange Act, “[t]he duty to file under this subsection shall be automatically suspended if and so long as any issue of securities of such issuer is registered pursuant to section 12.”

[2]	The only substantive difference between the Class B-1, B-2, B-3 and B-4 Common Stock is that the classes convert into freely transferable shares of Class A Common Stock at different dates.

Peggy Kim
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission

     As requested by the Staff, Towers Watson acknowledges that: (i) Towers Watson is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) Towers Watson may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning the foregoing, or if you require any additional information, please do not hesitate to contact me at 212-530-5671 or my colleague, David Schwartz at 212-530-5260.

Sincerely,
/s/ Charles J. Conroy
Charles J. Conroy

cc:	Walter W. Bardenwerper, Esq., Towers Watson Neil D. Falis, Esq., Towers Watson